SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 11-K

(Mark One)
     [X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

          For the fiscal year ended December 31, 2001

     [ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

          For the transition period from ________ to _______

Commission File Number 0-3683

Full title of the Plan and the address of the Plan, if different from that of the issuer named below:

                       Trustmark National Bank 401(k) Plan
                            (Full Title of the Plan)

Name of issuer of the securities held pursuant to the Plan and the address of its principal executive office:
                              Trustmark Corporation
                              248 E. Capitol Street
                           Jackson, Mississippi 39201
    (Name of Issuer of Securities and address of Principal Executive Office)

                       TRUSTMARK NATIONAL BANK 401(K) PLAN

                        Financial Statements and Schedule
                           December 31, 2001 and 2000
                   (With Independent Auditors' Report Thereon)

                       TRUSTMARK NATIONAL BANK 401(K) PLAN



                   Index to Financial Statements and Schedule



Independent Auditors' Report

Statements of Net Assets Available for Benefits as of December 31, 2001 and 2000

Statement of Changes in Net Assets Available for Benefits for the year ended
     December 31, 2001

Notes to Financial Statements

Supplemental Schedule:

Schedule H, Line 4i - Schedule of Assets (Held at End of Year) as of December 31, 2001

All other schedules are omitted because there is no information to report.

                          Independent Auditors' Report



The Plan Administrator
Trustmark National Bank 401(k) Plan:


We have audited the accompanying statement of net assets available for benefits of Trustmark National Bank 401(k) Plan (the Plan) as of December 31, 2001, and the related statement of changes in net assets available for benefits for the year ended December 31, 2001. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audit. The statement of net assets available for benefits as of December 31, 2000, was audited by other auditors whose report thereon dated June 14, 2001, expressed an unqualified opinion on the statement.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of Trustmark National Bank 401(k) Plan as of December 31, 2001, and the changes in its net assets available for benefits for the year ended December 31, 2001, in conformity with accounting principles generally accepted in the United States of America.

Our audit was performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the 2001 basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the 2001 basic financial statements taken as a whole.

                                  /s/ KPMG LLP
                                  ------------
                                      KPMG LLP

Jackson, Mississippi
June 7, 2002

                        TRUSTMARK NATIONAL BANK 401(K) PLAN
                   Statements of Net Assets Available for Benefits
                             December 31, 2001 and 2000

                                                      2001           2000
                                                  ------------   -----------
  Receivables:
     Sponsor contributions                        $  2,650,000   $ 2,650,000
     Participant contributions                         124,809       125,464
                                                  ------------   -----------
              Total receivables                      2,774,809     2,775,464
  Investments, at fair value:
     Money market accounts                           9,956,151     7,345,153
     Fixed income mutual funds                       4,747,472     2,658,053
     Common stock of Trustmark Corporation          62,084,423    56,878,276
     Equity mutual funds                            22,760,031    22,222,659
                                                  ------------   -----------

              Total investments                     99,548,077    89,104,141
                                                  ------------   -----------

              Net assets available for benefits   $102,322,886   $91,879,605
                                                  ============   ===========
See accompanying notes to financial statements.

                           TRUSTMARK NATIONAL BANK 401(K) PLAN
                Statement of Changes in Net Assets Available for Benefits
                              Year ended December 31, 2001

   Contributions:
        Sponsor                                                          $  2,671,871
        Participant                                                         3,676,148
                                                                         ------------
                 Total contributions                                        6,348,019
                                                                         ------------
   Net investment income:
        Net appreciation in fair value of investments                       7,692,104
        Interest income                                                       471,790
        Dividend income                                                       319,594
                                                                         ------------
                 Net investment income                                      8,483,488
                                                                         ------------
     Benefits paid to participants                                         (4,388,226)
                                                                         ------------
                 Net increase in net assets available for benefits         10,443,281
Net assets available for benefits:
    Beginning of year                                                      91,879,605
                                                                         ------------
    End of year                                                          $102,322,886
                                                                         ============

See accompanying notes to financial statements.

                       Trustmark National Bank 401(K) Plan

                          Notes to Financial Statements

                           December 31, 2001 and 2000




(1)    Plan Description

       The  following  description  of Trustmark  National Bank 401(k) Plan (the
       Plan) provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

       (a)    General

              The Plan is a defined contribution plan established for the employees of Trustmark National Bank (the Company) and certain other associated companies. Employees who are active participants in the Canton Exchange Bank Employee's Retirement Plan are ineligible to participate in the Plan. The Plan provides eligibility for participation on the next semiannual entry date (January 1st or July 1st) following the completion of at least 1,000 hours of service during the twelve-month period ending on the anniversary of a person's employment commencement date.

       (b)    Plan Administration

              The Plan's record keeping and trust functions are handled by Bisys Plan Services and Frontier and Reliance Trusts, respectively. The plan administrator is Trustmark National Bank.

       (c)    Employee Contributions

              The Plan allows participants to make voluntary before-tax salary deferral contributions, through payroll deductions, to separately invested funds in accordance with Section 401(k) of the Internal Revenue Code. If certain requirements of Internal Revenue Code
              Section 401(k) are not met in Plan operation, the salary deferral agreements of participants may, on a nondiscriminatory and uniform basis, be amended or revoked to preserve the qualified status of the Plan. Voluntary after-tax contributions by participants are not allowed. Participants may direct investment of their voluntary contributions among several investment options.

              Employees can elect to contribute up to 15% of their compensation each period, subject to regulatory limitations. Any excess contributions must be returned to the applicable participant by April 15 of the calendar year following the year of excess contributions. The Plan does not allow rollover contributions from individual retirement accounts or other qualified plans.

       (d)    Employer Contributions

              In general, employee contributions are not matched by the employer; however, former participants of Rankin County Bank 401(k) Plan are eligible for a 100% match of their contributions up to 3% of their annual compensation. The Company contributed $2,671,871 to the Plan in 2001. Of this amount, $2,650,000 was a discretionary contribution.

       (e)    Allocations

              Employee and employer contributions are allocated directly to each
              participant's   account   in   accordance   with  the   individual
              participant's elections.

              Investment earnings or losses of the Plan's investment options are allocated based on the investment earnings base multiplied by the calculated rate of return for the separate investment accounts. The investment earnings base is calculated as beginning of the year account balance plus one half of the current year salary deferral contributions less withdrawals and transfers out.

              Forfeitures of nonvested employer match accounts are used to reduce the employer match contribution.

       (f)    Vesting

              On the first day of the month coincident with or following a participant's sixty-fifth birthday, such participant is entitled to retire from active service with the employer, and 100% of the value of the participant's share of the Plan becomes fully vested. A participant also vests 100% upon death or termination of employment due to permanent disability.

              Participants are immediately vested in their voluntary contributions and discretionary safe-harbor employer contributions and vest in their employer match contributions as shown in the following schedule:

                       Years vesting service    Vested percentage
                       ---------------------    -----------------

                            Less than 5                  0%
                             5 or more                 100%


              In  case  of   termination   of  the  Plan,   the  value  of  each
              participant's share of the Plan becomes fully vested as of the date of such termination.

       (g)    Payment of Benefits

              On retirement, death, disability, or termination of service, a participant may elect to receive a lump-sum distribution equal to his or her vested account balance or a life annuity. In addition, hardship distributions are permitted if certain criteria are met.

       (h)    Plan Termination

              Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. However, no such action may derive any participant or beneficiary under the Plan of any vested right.

(2)    Significant Accounting Policies

       (a)    Basis of Presentation

              The Plan's financial statements are prepared using the accrual basis of accounting, with the exception of the payment of benefits, which are recognized as a reduction in the net assets of the Plan as they are disbursed to participants. Purchases and sales of securities are recorded on a trade-date basis.

       (b)    Use of Estimates

              The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of net assets and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

       (c)    Valuation of Investments

              Cash equivalents are stated at cost which approximates fair value. Marketable securities are stated at fair value. Securities traded on a national securities exchange are valued at the last reported sales price on the last business day of the year.

       (d)    Net Appreciation in Fair Value of Investments

              Net appreciation in fair value of investments, as recorded in the accompanying statement of changes in net assets available for benefits, includes changes in fair value of investments acquired, sold, or held during the year.

       (e)    Administrative Fees

              Professional fees incurred by the Plan are paid by the Company.

(3)    Investments

       The fair value of individual investments that represent 5% or more of the Plan's net assets as of December 31, 2001 and 2000 are as follows:

                                                                                         December 31,
                                                                                 --------------------------
                                                                                     2001          2000
                                                                                 -----------   ------------

      Investment at fair value as determined by quoted market price:
          Common stock of Trustmark Corporation                                  $62,084,423    $56,878,276
          Performance Funds Trust Mutual Funds:
            Large-Cap Equity Fund                                                 10,571,905     10,154,309
            Mid-Cap Equity Fund                                                    7,555,686      7,750,427
      Investments at cost which approximates fair value:
          Federated Capital Preservation Fund                                      9,729,922      7,159,421





       During 2001, the Plan's investments (including investments bought and sold, as well as held during the year) appreciated (depreciated) in value as follows:

      Investments at fair value as determined by quoted market price:
          Common stock of Trustmark Corporation              $9,655,981
          Performance Funds Trust Mutual Funds:
            Short Term Govt. Inst. Fund                          46,990
            Intermediate Term Govt. Inst. Fund                   27,260
            Leader's Equity Fund                               (103,798)
            Large-Cap Equity Fund                            (1,171,126)
            Small-Cap Equity Fund                              (105,586)
            Mid-Cap Equity Fund                                (517,611)
          Templeton Foreign Fund                               (140,006)
                                                             ----------
             Net appreciation in fair value of investments   $7,692,104
                                                             ==========


(4)    Income Tax Status

       The Internal Revenue Service has determined and informed the Company by a letter dated June 1, 1998, that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code
       (IRC). The Plan has been amended since receiving the determination letter. However, the plan administrator and the Plan's tax counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.

(5)    Related Parties

       Plan assets include investments held with the Company. These investments do not constitute prohibited transactions as defined in ERISA Section 406(a). Trustmark National Bank serves as the investment advisor for the Performance Funds Trust Mutual Funds. Trustmark Corporation is the parent company of Trustmark National Bank.

(6)    Reconciliation of Financial Statements to Form 5500

       As of December 31, 2001, the Plan had approximately $72,000 of pending distributions to participants who elected to withdraw from the Plan. This amount is recorded as a liability in the Plan's Form 5500; however, this amount is not recorded as a liability in the accompanying statement of net assets available for benefits in accordance with accounting principles generally accepted in the United States of America.

       The following table reconciles financial information per the accompanying financial statements to the Form 5500 as filed by the Company for the year ended December 31, 2001:

                                                           Benefits     Benefits    Net Assets
                                                           Payable        Paid     Available for
                                                                                   Plan Benefits
                                                           ---------   ----------  -------------
      Per accompanying financial statements                $     --    $4,388,226   $102,322,886
      2000 amounts pending distribution to
          participants                                           --       (82,000)            --
      2001 amounts pending distribution to
          participants                                       72,000        72,000        (72,000)
                                                           ---------   ----------  -------------

                    Per Form 5500                          $ 72,000    $4,378,226   $102,250,886
                                                           =========   ==========  =============


(7)    Contingencies

       Trustmark Corporation (the Company's parent) and its subsidiaries are parties to lawsuits and other claims that arise in the ordinary course of business. Some of the lawsuits assert claims related to various business activities; and some of the lawsuits allege substantial claims for damages. The cases are being vigorously contested. In the regular course of business, management evaluates estimated losses or costs related to litigation, and provision is made for anticipated losses whenever management believes that such losses are probable and can be reasonably estimated. At the present time, management believes, based on the advice of legal counsel, that the final resolution of pending legal proceedings will not have a material impact on Trustmark Corporation's or the Plan's consolidated financial position or results of operations.

(8)    Subsequent Events

       Effective January 1, 2002, Trustmark Corporation will assume sponsorship of the Plan and the Plan will be renamed Trustmark 401(k) Plan. In addition, the Plan will be amended and restated by adoption of the Trustmark National Bank Prototype Defined Contribution Plan and Trust. The provisions of the Plan will remain substantially the same except for a change in the employer safe harbor contribution for purposes of sections 401(k) and 401(m) of the IRC from a 3% nonelective safe harbor contribution to a matching safe harbor contribution at the rate of 100% of the first 3% and 50% of the next 3% of covered compensation.

                          TRUSTMARK NATIONAL BANK 401(K) PLAN
                         Plan Sponsor: Trustmark National Bank
                              Plan Sponsor: EIN 64-0180810
                                Plan Number: 002
         Schedule H, Line 4i - Schedule of Assets (Held at End of Year)
                                   December 31, 2001

                                                                    Current
     Identity of issuer                    Description               value
----------------------------  ----------------------------------- -----------
  Money market account:
     Federated                Capital Preservation Fund           $ 9,729,922
     Frontier Trust           Contribution Account                    226,229
  Fixed income mutual funds:
*    Performance Funds Trust  Short Term Govt. Inst. Fund           2,359,718
* Performance Funds Trust Intermediate Term Govt. Inst. Fund 2,387,754 Common stock fund:
* Trustmark Corporation Common Stock Fund - 5,165,093 units 62,084,423 Equity mutual funds:
*    Performance Funds Trust  Leader's Equity Fund                    490,571
*    Performance Funds Trust  Large-Cap Equity Fund                10,571,905
*    Performance Funds Trust  Small-Cap Equity Fund                 2,847,935
*    Performance Funds Trust  Mid-Cap Equity Fund                   7,555,686
     Templeton                Foreign Fund                          1,293,934
                                                                  -----------
                                                                  $99,548,077
                                                                  ===========

* Denotes related party based on the following relationships: Trustmark National Bank serves as investment advisor for Performance Funds Trusts; Trustmark Corporation is the parent company of Trustmark National Bank.

See accompanying independent auditors' report.

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS


To the Plan Administrator of
Trustmark National Bank 401(k) Plan:

We have audited the accompanying statements of net assets available for plan benefits of the Trustmark National Bank 401(k) Plan (the Plan) as of December 31, 2000 and 1999, and the related statement of changes in net assets available for plan benefits for the year ended December 31, 2000. These financial statements and the schedule referred to below are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements and schedule based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Plan as of December 31, 2000 and 1999, and the changes in its net assets available for plan benefits for the year ended December 31, 2000, in conformity with accounting principles generally accepted in the United States.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule listed in the accompanying index is presented for purposes of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/  Arthur Andersen LLP
------------------------
     Arthur Andersen LLP

Jackson, Mississippi
June 14, 2001

Pursuant  to  the   requirements  of  the  Securities  Act  of  1934,  the  Plan
Administrator has duly caused this Annual Report to be signed on its behalf by the undersigned thereunto duly authorized.

                              Trustmark National Bank 401(k) Plan
                              Trustmark National Bank, Plan Administrator

                              By: /s/ Louis E. Greer
                                  -------------------
                                  Louis E. Greer
                                  Senior Vice President & Controller

                              June 27, 2002